

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

By U.S. Mail and Facsimile to: (330) 208-1066

Frank L. Paden
President and Secretary
Farmers National Banc Corp.
20 South Broad Street
Canfield, Ohio 44406

> **Re: Farmers National Banc Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 12, 2010**
> **File No. 333-167177**

Dear Mr. Paden:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page of Prospectus

1.   We note your response to our prior comment 1. Please confirm that you do not intend to use the prospectus prior to the effective date of the registration statement. In the alternative, please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to use of the prospectus. Refer to Rule 430 of the Securities Act.

2.   You state that you propose to sell shares to standby investors "following the completion of this offering." Please tell us if you plan to completely this standby offering pursuant to an exemption from registration. If so, please explain why you believe such an exemption is available.

Prospectus Summary, page 1

3.   Please include a recent developments section that discusses your third quarter 2010 results. In your discussion, please address asset quality, including non-performing loans and allowance for loan losses, as compared to prior periods. Please also discuss the number of loans whose terms have been extended but are not characterized as non-performing loans or troubled debt restructurings.

Our Capital Requirements, page 5

4.   Please update your disclosure to include your September 30, 2010 capital ratios. Please also discuss what actions you have taken to date to comply with your agreement with OCC regarding minimum capital requirements.

Standby Purchase Agreements, page 42

5.   You state that the obligations of the standby investors are subject to certain conditions. Please disclose all such conditions.

Use of Proceeds, page 43

6.   We note your response to our prior comment 4. Please quantify the approximate amount of proceeds intended to be used for each purpose.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any

action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: J. Bret Treier, Esq.
        John M. Saganich, Esq.
        Vorys, Sater, Seymour and Pease LLP
        (By facsimile)